January 2010 Company Announcements Office Australian Securities Exchange Ltd

"This press release is not for dissemination in the United States and shall not be disseminated to United States news services."

QUARTERLY REPORT FOR PERIOD ENDED 31 DECEMBER 2009

SUMMARY

- December 2009 quarter production increased 24% to 17,456oz despite nine days of lost production.
- Cash costs reduced by 11% to A$810p/oz.
- Mitigation initiatives to counter 9.2m annual rain fall nearing completion.
- Successful A$159M capital raising and TSX listing.
- Acquired 96.6% ownership of Australian Solomons Gold Limited (ASG).
- PNG exploration program continues to be accelerated.
- Prioritisation of Solomon Islands' exploration targets imminent.

PRODUCTION

Papua New Guinea Operations

- Record mining volumes with quarterly mining volumes increased by 23% to 653,205 tonnes
- Plant throughput in line with last quarter at 482,865 tonnes sustaining nameplate capacity of around 2.0M to 2.2M tpa annualised.
- Oxide expansion study completed and project fully funded. Final investment decision due in March 2010 quarter.
- Sulphide PFS progressing with exploration results supporting initiative.

Solomon Islands Operations

- Management integration commenced.
- Constructive meetings with Government and Land Owners undertaken.
- Construction contract renegotiation and review of BFS expected to be completed by March 2010.

EXPLORATION

Papua New Guinea Exploration

- Exceptional results released (21 January 2010) detailing the diamond core drilling at the Pigiput and Pigibo deposits.
- Mineralisation remains open with expected resource upgrade in March 2010 quarter.
- Results underpin a minimum 100,000oz p.a. PFS sulphide expansion study being finalised.

Solomon Islands Exploration

- Existing geological workings being evaluated and targets further optimised. Aggressive exploration campaign being designed and expected to commence in June quarter 2010.

CORPORATE

- Quarterly gold sales increase by 17% to 17,971oz with realised gold price of A$953/oz (US$866/oz).
- Compulsory acquisition and integration of ASG in progress.
- Hedge book declines with net position less than 38,000 oz as at 31 December 2009 and further reducing to less than 30,000oz in January 2010.

OUTLOOK

- Forecast March 2010 quarter production of around 17,500oz due to five days lost production in January regarding the illegal cease work order and around four days of planned shut down for debottlenecking works.
- Objective of completing 200,000oz annual production capacity by March quarter 2011 remains on track.
- Exploration update and revised group resource due March 2010 quarter.

Mark Caruso
Executive Chairman
29 January 2010

Key Metrics – PNG Simberi Island

		Previous QTR July - Sep 2009	Current QTR Oct - Dec 2009	Financial Year 2010
Waste Mined	tonnes	65,011	158,084	223,095
Ore Mined	tonnes	467,368	495,121	962,489
Total Mined	tonnes	532,379	653,205	1,185,584
Ore Processed	tonnes	489,256	482,865	972,121
Grade	g/t gold	1.03	1.26	1.14
Recovery	%	87.2	88.5	88.1
Gold Produced	oz	14,072	17,456	31,528
Gold Sold	oz	15,420	17,971	33,391

Average Realised	A$/oz	1036	953	991
Gold Price	US$/oz	862	866	864

Mining Costs	A$/oz	201	171	184
Processing Costs	A$/oz	454	402	425
Site Services / Admin	A$/oz	170	173	171
Operating Cash Cost	**A$/oz**	**825**	**746**	**780**
	US$/oz	**687**	**680**	**683**
Royalty	A$/oz	25	22	24
Ore and Inventory Adjustments	A$/oz	57	42	49
Total Operating Cash Costs	**A$/oz**	**907**	**810**	**853**
	US$/oz	**755**	**736**	**744**


Gold Production
20,000
19,000
18,000
17,000
16,000
15,000
14,000
13,000
12,000
18,152
14,072
17,456
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10


Costs p/oz
AUD
USD
950
850
750
650
550
450
350
651
907
755
810
736
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10


Tonnes Mined (QTR)
700,000
650,000
600,000
550,000
500,000
450,000
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10


Tonnes Processed (QTR)
540,000
520,000
500,000
480,000
460,000
440,000
420,000
400,000
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10


Grade
g/t
1.80
1.60
1.40
1.20
1.00
0.80
0.60
0.40
0.20
-
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10


Recovery %
90%
89%
88%
87%
86%
85%
84%
83%
82%
81%
80%
FY 2009 Avge
Sep-09
Dec-09
Mar-10
Jun-10

OPERATIONS

Simberi Gold Project in PNG (Allied Gold 100%)

Oxide Operations

- During the December 2009 quarter, mining volumes increased by 21% to 653,205 tonnes.
- Higher consistency in grade was achieved as access was restored to pits previously denied due to excessive rainfall in the September 2009 quarter.
- Costs of production reduced in line with increase in production and lower reagent consumption due to some debottlenecking initiatives.
- Despite nine days of lost production, plant throughput achieved was 482,865 tonnes. The recent and sustained performance of the plant at around 2 Mta provides further confidence the 3Mtpa oxide expansion plan will be delivered.

Oxide Expansion

- The oxide process plant expansion study that was completed in September 2009 quarter has been improved to a PFS and has adopted a SAG mill in series with the existing ball mill as the processing route. The expansion also includes two additional 2,500m^3 agitated leach tanks and a tailings thickener.
- A scope of work & design and construction schedule are nearing completion.
- An option to purchase SAG mill has been entered into to accelerate the construction timetable and enable plant commissioning before the end of calendar 2010. A new SAG mill would delay construction and commissioning by approximately 15 weeks.
- When complete, the expansion will increase annual gold production by 15,000 to 20,000 ounces.
- Forecast capital cost remains circa A$30m – A$35m, including contingencies.

Plant Debottlenecking

Plant debottlenecking activities progressed in the current quarter with the following activities:

- Installation of a second leach feed pipeline 50% complete.
- Intertank screens on site to commence progressive installation in February 2010.
- New elution column and tower steel on site to be installed in February 2010 once new foundations installed.
- De-gritting spiral on site to be installed February 2010.
- Used lime slaking mill refurbishment completed, design completed, and tank and structural steel being procured for erection in first quarter 2010.
- Rope conveyor and other ore delivery conveyors upgraded to 600 wet tonnes per hour completed.
- Rain covers for ore delivery conveyors ordered.
- Redesign of the Sorowar dump pocket and Pigiput ore reclaimer in progress.
- Scats crusher and conveying system installed and operating.
- Process operator training that covers all areas of the operations is progressing well. It is forecast that the formal training and assessment, and training manual documentation will be completed by mid 2010.
- The plant debottlenecking projects, other than the lime slaker, will be completed in first quarter of 2010 and the lime slaker will be completed in the second quarter. Budgeted cost for plant expansion including training, owners costs and contingency, but excluding the scats crusher (already completed), is approximately A$2.9 million.
- The Company is confident that on the completion of the plant debottlenecking, the plant will be capable of sustained throughput of 2.2M to 2.4M tpa

Sulphide Development

Pigiput Sulphide Study

- Stage 2 sulphide metallurgical test work was 90% completed with the generation of two master composites followed by comminution and flotation work. The two composites consist of a hanging wall tuff overlying a footwall intrusive andesite.
- The flotation work produced a primary rougher pyrite concentrate gold recovery for tuff of 90% and 93% for andesite at a grind of p80=106um.
- Forty five kilogram bulk floats were conducted on both tuff and andesite master bulk composite samples to generate flotation concentrate for roaster amenability tests using laboratory muffle furnaces.
- The tuff concentrate contained 16g/t gold and 26% sulphur and the andesite concentrate contained 22g/t gold and 23% sulphur. These roaster tests were started in December and results will be available in February 2010.
- Roaster operations in Nevada, USA and in Sweden were inspected by company and consultant personnel. Discussions on the suitability of a roaster for treatment of the Simberi sulphides were held with roaster technology vendors, Technip (California USA) and Outotec (Frankfurt, Germany).
- On completion of the initial laboratory roasting trails that are being carried out in Perth, the vendors may provide input into the PFS.
- The PFS is scheduled for delivery at the end of March quarter 2010 and will look at the economic and technical feasibility of mining and processing 1.5Mtpa of sulphide ore to produce approximately 80,000 to 100,000 of gold per year with a 10 year minimum mine life.
- The two main crucial inputs into the study will be confirmation of sufficient ore reserves at Pigiput and a technically and economically viable process route. As discussed above, the preferred process route at this time is to produce and roast a concentrate to oxidise the gold hosting sulphide minerals (primarily pyrite with minor marcasite and scarce arsenopyrite).
- Infill resource drilling continued in the current quarter to provide additional sample density to enable a reserve estimation of the Pigiput sulphides to be completed. The drilling is also targeting down dip and strike extensions of mineralisation and as drilling has progressed, the indication of mineralisation connecting to the other surrounding deposits (Sorowar to the north and Pigibo to the west) is improving.
- A total of 7,209.3 metres of diamond core drilling were completed in the current quarter.

Government and Land Owner Status

- On 23 December 2009, Allied Gold announced that an illegal cease work order and cultural gorgor that symbolizes a stop work process with land owners were issued against Allied Gold's operations on Simberi Island.
- On 4 January 2010, Allied Gold announced that specific issues had been dealt with which occurred on Simberi Island, resulting in nine days of lost production in December and four days in January.
- The Company continues to participate in the review process relating to the Memorandum of Agreement 1996 (MOA) which governs the operating commitments and distribution of royalties between all Stakeholders involved in the Simberi Mining Operation.
- The company received the full support of the respective PNG Mining regulators and associated bodies during the landowner operational standstill. A formal delegation from the Mineral Resources Authority (MRA) travelled to site and were directly involved in the various processes.
- The company continues to abide by its legal obligations and is not in breach of any permits, land owner agreements or any other legal arrangements relating to the good standing of any mining activities.
- Despite the illegal protest, the company has remained respectful of the minority dissidents on Simberi and continues to engage in a consultative and collaborative dialogue with all stakeholders. Allied Gold continues to

engage with all relevant stakeholders to ensure its legal rights to operate are enforced.

Gold Ridge Project in Solomon Islands (Allied Gold 100%)

The executives of the company made several visits to the Solomons Islands to meet with the stakeholders of the Gold Ridge Project. Meetings were held with Government officials, principal landholders and downstream associations, along with the local and expatriate workforce.

The asset has been in 'Care and Maintenance' mode but the plant, in particular, is in very good shape. During the reporting period several key aspects of the redevelopment plan were advanced, including:

- *Dewatering of the Tailings Storage Facility* – This has gradually filled up over the nine (9) years, the mine has been closed and needed to be dewatered to allow for operations to recommence. Over the course of 2009, a treatment plant was constructed to allow processing of the water to meet strict water quality guidelines. Late in November, the water quality guidelines were met and pumping to the Tinahula River commenced. The project is anticipated to take approximately six months.
- *Relocation* – This is a key process that needs to be carried out so that mining can commence. During the quarter, the final Census (population and location data) was completed and various relocation sites were accessed after the traditional ground breaking ceremonies were carried out. Final house designs were agreed and a supplier was identified. It is anticipated that the first order for housing will be placed early in the first quarter of 2010. Over 300 houses will be built on five separate sites during the resettlement period.
- *Site Building Construction* – The main administration building (stage 2) construction commenced. This is being built by local tradesmen, largely trained by the company. It is scheduled for completion by the end of February.

The company has also begun the process of acquiring earthmoving equipment, light vehicles and has recommenced engineering studies on the plant and infrastructure.

Recruitment of key personnel has begun and they will concentrate on the training, OHS and operational systems that need to be in place to ensure a smooth transition to operations.

EXPLORATION

Simberi Gold Project in PNG (Allied Gold 100%) ML 136

- Exceptional results released on 21 January 2010 fully outlining the Pigiput and Pigibo deposits.
- Significant gold intercepts from diamond core drilling further expand data available for resource update, scheduled for March 2010 quarter.
- Gold assays were received for samples from 11 diamond core holes, with the best down hole intercepts including:
  - SDH061 44m @ 1.12g/t Au from 254m in SU
  - SDH062 27m @ 1.65g/t Au from 94m in SU
  - SDH063 61m @ 1.81g/t Au from 158m in SU
  - SDH064 7m @ 4.95g/t Au from 128m in SU
  - SDH065 53m @ 3.38g/t Au from 128m in SU
  - SDH066 5m @ 6.02g/t Au from 298m in SU
  - SDH067 18m @ 2.58g/t Au from 134m in SU
  - SDH068 33m @ 15.0g/t Au from 78m in SU

(Refer to press release dated 21 January 2010 for full details.)

Big Tabar Island in PNG (Allied Gold 100%) EL 609

Tatau Island Simberi in PNG (Allied Gold 100%) EL 609

- Barrick maintained the Tatau/Tabar project camp on care and maintenance during the December quarter.
- Allied Gold is in the process of further assessing specific targets on these islands with a program to be specifically developed by the June quarter.

Gold Ridge Project in Solomon Islands (Allied Gold 100%)

- Four diamond core holes, totalling 983 m, were drilled in the December 2009 quarter (ASG release on 13th Nov 2009). The holes targeted up-dip extensions of the Charivunga Gorge Prospect gold mineralization published in nine previous ASG releases made between 7th Feb 2007 and 13th Nov 2009.
- ASG's previous drilling included better downhole intercepts of 40m @ 2.15 g/t Au from 192m in DDH138 and 39m @ 2.29 g/t Au from 342m in DDH140 (ASG Releases 4th July 2007) and 32m @ 2.86 g/t Au from 322m in DDH166 in (ASG Release 24th Sept 2008).
- The December quarter drilling produced a best intercept of 5m @ 30.1g/t from 193m in DDH180 (the full down hole intercept list is included as "*Attachment A*").
- Topographic constraints meant the holes were collared further west than initially planned and while sulphide mineralization and alteration was found, the holes carried little gold. The holes intersected the volcanic and volcanoclastic rocks typical of the Gold Ridge area including tuffs, conglomerates and breccias. Gold mineralization is generally associated with argillic alteration and pyrite.

CORPORATE

- On 17 September 2009, Allied Gold announced the acquisition of Australian Solomons Gold Limited (ASG), with the offer closing on 17 December 2009.
- During the December 2009 quarter, Allied Gold completed the acquisition and has commenced compulsory acquisition, with the Board of ASG and its executive team restructured.
- ASG is expected to be delisted from the TSX during the March 2010 quarter and will cease being a reporting entity for external reporting purposes.
- On 12 November 2009, Allied Gold listed on the TSX as part of a successful capital raising completed during December 2009. A total of A$150M was raised from existing and new institutional shareholders with Allied Gold preserving its blue chip share register.
- The primary purpose of the funding was to redevelop Gold Ridge mine in the Solomon Islands and fund the oxide plant expansion on Simberi Island in PNG.
- On 23 December 2009, Allied Gold announced legal action against the original EPCM contractors who constructed the Simberi Gold processing plant.
- Allied Gold has begun the process assessing a migration of its London listing to the London Stock Exchange main board (LSE) from the current AIM market. Allied Gold will provide an update on this initiative during the March 2010 quarter.

CASH AND DEBT

- During the December quarter, gold sales increased by 16% to 17,971oz which were sold at an average price of A$953/oz (US$866/oz).
- A total of 10,754 oz were delivered into the hedge book during the quarter.

CASH FLOW STATEMENT

	Dec 2009 Quarter(1) A$ Million	6 months ended 31 Dec 2009 (1) A$ Million
Net cash provided by operating activities	(5.6)	(6.9)
Net cash used in investing activities	(4.1)	(10.0)
Net cash provided by financing activities	148.4	150.9
Net increase / (decrease) in cash and cash equivalents	**138.7**	**134.0**
Cash and cash equivalents at the beginning of the period	15.7	20.5
Effects of exchange rates on cash and cash equivalents	1.2	1.1
Cash and cash equivalent at the end of the quarter	**155.6**	**155.6**
(1) Unaudited numbers.		

- Cash flow from operations during the quarter was a result of a lower level of expected production due to the lost days of production. A total of 10,754 oz were delivered into the USD$700/oz hedge contracts. The higher AUD/USD exchange rate resulted in a lower A$ gold price on the hedged ounces. Approximately A$2.5M was incurred in ASG acquisition transaction costs during the quarter.
- Cash flows from investing activities during the quarter included around A$3.2M of capital expenditure on various studies, equipment and plant costs relating to debottlenecking and maintenance activities. Around A$0.7M was directly related to exploration activities.
- Cash flow from financing activities primarily relate to the capital raising of $A159.0M in December 2009 net of equity raising costs of approximately $A9.3M.

GOLD HEDGING

- In accordance with an original project financing undertaken in 2007, Allied Gold was required by its lenders to engage into a hedging program.
- Subsequently in March 2009, Allied Gold repaid the entire project financing facility 21 months ahead of schedule and the residual hedge book is listed below.

Year Ending 30 June	FIXED US$700 OZ
FY 2010	17,358
FY 2011	20,154
TOTAL	**37,512**

Note:

a) *The mark to market on the hedge book as at 31 Dec 2009 was A$14.9M*

- Allied Gold continues to monitor the extent of its hedge book position and since 31 December 2009 has undertaken contracts to reduce the net hedge book exposure by a further 10,000oz
- The net position of the ounces hedged as at 26 January 2010 is 27,512oz.
- Allied Gold will continue to accelerate the depletion of the hedge book position via a combination of pre-delivering production into the hedge book, as well as acquiring gold to deliver into existing contracts.

SECURITIES ON ISSUE

- As at 31 December 2009, Allied Gold has 1,036,712,735 ordinary shares on issue. The shares are listed on the Australian Stock Exchange (ASX), Toronto Stock Exchange (TSX) and currently on the London Alternative Investment Market (AIM). The shares are interchangeable.

Options Exercise Price[a]	Maturity[b]	Balance as at 1 Oct '09	Options issued	Options expired / cancelled / exercised	Balance as at 31 Dec '09
$0.50 options	31/10/09	180,000		(180,000)	-
$0.45 options	31/12/09	3,400,000		(3,400,000)	-
$0.80 options	31/12/10	1,000,000			1,000,000
$1.00 options	31/12/10	1,000,000			1,000,000
$1.25 options	31/12/10	1,000,000			1,000,000
$1.50 options	31/12/10	1,000,000			1,000,000
$2.00 options	31/12/10	1,000,000			1,000,000
$0.35 options[i]	31/10/11	36,325,000		(6,312,500)	30,012,500
$0.31 options	31/12/10	1,699,427			1,699,427
$0.35 options[ii]	31/12/11	-	1,500,000		1,500,000
$0.50 options[iii]	31/12/13	-	37,500,000		37,500,000
$0.50 options	31/12/13	-	1,175,000		1,175,000
		46,604,427	40,175,000	(9,892,500)	76,886,927

a) *The weighted average exercise price of all options outstanding at the end of the period was A$0.49*

b) *The weighted average time to expiry of all options outstanding at the end of the period was 2.87 years.*

Notes:

(i) *Of the 30,102,500 options expiring 31 October 2011, 9,375,000 vest upon the share price reaching $A0.70.*

(ii) *Of the 1,500,000 options expiring 31 December 2011, 500,000 vest upon the share price reaching $A0.70.*

(iii) *Of the 37,500,000 options expiring 31 December 2013, 15,000,000 vest on 7 December 2010; 15,000,000 vest upon the share price reaching $A0.70 and 7,500,000 vest upon Allied Gold producing 100,000 ounces of gold in the period 1 October 2009 - 31 December 2010.*

OUTLOOK

In the March quarter, the company will accelerate the re-development of the Gold Ridge Project by the rescheduling and re-commencement of existing processing plant refurbishment works. The company will complete the process of formalisation and documentation of all existing government approvals.

A dedicated company team has been mandated to review all aspects of the existing feasibility study with a view to producing a technical and financial optimisation which will accelerate gold production ahead of the existing plant programme.

Solomon Island exploration focus will be expanded to include the 130 square kilometres of exploration tenure in the Solomon Islands through the acquisition of ASG. The company is committed to the reinterpretation of all geological data and the recommencement of drilling at Gold Ridge.

PNG exploration will continue to dedicate resources to Pigibo sulphide and look to recommence drilling activity on Tatau Island.

Operationally, gold production remains on track to produce a minimum of 17,500oz for the quarter, cognizant of the time lost due to the January landowner and cease work order stoppages, and a scheduled maintenance to the CIL processing tanks.

The March quarter will see the delivery of the PNG Sulphide pre-feasibility study and a significant resource upgrade. The company is fully funded to deliver its objective of producing 200,000oz annual production by March quarter 2011.

The company will proactively continue to promote itself to its global diversified shareholder base and unlock the value of its assets by translating into consolidation of its share price.

December 2009 quarter production increased 24% to 17,456oz despite nine days of lost production.



For enquiries in connection with this release, please contact:

Allied Gold Limited
Office of the Executive Chairman
+61 8 9353 3638 phone
Corporate Office
Frank Terranova – CFO
+61 7 3252 5911 phone

ASX Code: ALD
TSX Code: ALG
AIM Code: AGLD

Principal Office
34 Douglas Street
Milton, Queensland 4064

Telephone +61 7 3252 5911
Facsimile +61 7 3252 3552
Email info@alliedgold.com.au

Website: www.alliedgold.com.au

Postal Address
PO Box 2019, Milton 4064

Registered Office
Unit B9, 431 Roberts Road
Subiaco, WA 6008

Share Registry
Computer Share Investor Services
Level 2,
Reserve Bank Building
45 St Georges Terrace
Perth, Western Australia
WA 6000

Qualified Person

The Technical and scientific information contained in this news release was reviewed by Mr Colin Ross Hastings, MSc, BSc, M.Aus.I.M.M.,MSc Geology, Allied's General Manager Resource Development and the Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators responsible for the development programs. Additionally Mr Hastings has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves"

Forward-Looking Statements

This press release contains forward-looking statements concerning the projects owned by Allied Gold. Statements concerning mineral reserves and resources may also be deemed to be forward-looking statements in that they involve estimates, based on certain assumptions, of the mineralisation that will be found if and when a deposit is developed and mined. Forward-looking statements are not statements of historical fact, and actual events or results may differ materially from those described in the forward-looking statements, as the result of a variety of risks, uncertainties and other factors, involved in the mining industry generally and the particular properties in which Allied has an interest, such as fluctuation in gold prices; uncertainties involved in interpreting drilling results and other tests; the uncertainty of financial projections and cost estimates; the possibility of cost overruns, accidents, strikes, delays and other problems in development projects, the uncertain availability of financing and uncertainties as to terms of any financings completed; uncertainties relating to environmental risks and government approvals, and possible political instability or changes in government policy in jurisdictions in which properties are located.

Forward-looking statements are based on management's beliefs, opinions and estimates as of the date they are made, and no obligation is assumed to update forward-looking statements if these beliefs, opinions or estimates should change or to reflect other future developments.

Not an offer of securities or solicitation of a proxy

This communication is not a solicitation of a proxy from any security holder of Allied Gold, nor is this communication an offer to purchase or a solicitation to sell securities. Any offer will be made only through an information circular or proxy statement or similar document. Investors and security holders are strongly advised to read such document regarding the proposed business combination referred to in this communication, if and when such document is filed and becomes available, because it will contain important information. Any such document would be filed by Allied Gold with the Australian Securities and Investments Commission, the Australian Stock Exchange and with the U.S. Securities and Exchange Commission (SEC).

BACKGROUND

Allied Gold Limited's gold production and exploration development portfolio is centred on the Pacific Rim of Fire, in particular the Tabar Islands of Papua New Guinea, approximately 60 kilometres from Lihir Island, which hosts a plus 40 million ounce gold resource.

In 2008-2009, Allied produced 72,609 ounces of gold. Studies are nearing completion on an expansion of the PNG oxide plant from 2 Mtpa to 3 Mtpa to increase production to 100,000 oz pa. A study focused on the PNG sulphide resources is looking at the optional configuration for 100,000 oz pa sulphide operation which would lift PNG group production towards 250,000 oz pa by 2012.

In December 2009, Allied Gold acquired Australian Solomons Gold Limited (ASG) whose principal asset is the Gold Ridge mine located on the island of Guadalcanal in the Solomon Islands. Whilst in operation between 1998 – 2000, the mine produced in excess of 200,000oz. Allied Gold is progressing the redevelopment of this asset which will add an approximate 125,000oz of additional production to the group.

The Pacific Rim of Fire is one of the world's proven and most prospective gold jurisdictions *(see diagram below)*.

Simberi currently hosts Measured Indicated and Inferred mineral resources of approximately 4.7 million ounces of gold. Allied Gold currently owns 100% of Simberi and 100% of the EL on the nearby Tatau and Big Tabar islands.

Allied Gold currently owns own 100% of Gold Ridge. Gold Ridge which currently hosts Measured, Indicated and Inferred mineral resources of approximately 2.2 million ounces of gold.

During 2008, Allied entered into a $20 million farm-in JV with Barrick Gold on Allied Gold's exploration licence over Big Tabar and Tatau Island. Barrick will earn in 50% once it incurs A$8.0M and 70% once a total of $20.0M is incurred. Until these specific milestones are achieved, Allied Gold retains 100% of the EL on these islands.


TABAR ISLANDS
Lihir
Grasberg
Frieda River
Porgera
Wild Dog
Panguna
Ok Tedi
Wafi
Tolukuma
Gold Ridge
Misima
Vatukoula
MAJOR CRUSTAL STRUCTURES
AND GOLD OR GOLD - COPPER DEPOSITS

Attachment A


VALEHAICHICHI
NAMACHAMATA
DH180
DH179
DH178
DH177
CMZ
KUPERS
DAWSONS
N
250m

Figure 1 : Gold Ridge Deposits with collar locations of 4 DDH holes (DDH177 to DDH180) drilled in Dec '09 Qtr against an image of generalised gold in hole values (gold grades relatively improve from cool to warm colours). Planning pit shells are also shown. CMZ = Charivunga Gorge Prospect.

!"#$&&Q *$-&, +.%&/01$*2"3-*4&&&%7&@:&, 32&&&*< 4&=*$&&43%27%13?&4&&A"2-BC4."&, *2.%&D2*?1%73&-"E *4+&?*2&&A*$?&

Hole	GRG North	GRG East	RL (m)	Dip/Azi	From (m)	To (m)	Intercept (m)	Au Grade (g/t)	As (ppm)	Oxidation
DDH177	40227	23530	152.4	-60 / 270	0.0	300.0		0.10		ALS_BNE
					0.0	300.0	No significant intercepts			
DDH178	40291	23358	236.0	-60 / 270	0.0	200.0		0.01		ALS_BNE
					0.0	200.0	No significant intercepts			
DDH179	40389	23411	177.2	-60 / 270	0.0	200.0		0.05		ALS_BNE
					0.0	200.0	No significant intercepts			
DDH180	40485	23456	235.9	-90 / 360	0.0	283.0		1.19		ALS_BNE
					98.0	101.0	3.0	2.22	507	TR
					103.0	104.0	1.0	123	101	TR
					143.0	145.0	2.0	2.55	1046	TR
					147.0	151.0	4.0	1.65	1585	SU
					164.0	169.0	5.0	1.17	234	SU
					193.0	198.0	5.0	30.1	1326	SU
				incl	*194.0*	*197.0*	*3.0*	*49.8*	*1943*	*SU*
				incl	*195.0*	*196.0*	*1.0*	*130*	*2750*	*SU*
					223.0	225.0	2.0	3.95	266	SU

NOTE: • Broad down hole intercepts are determined using a cut-off of 0.5 g/t Au and a minimum grade*length of 5gmpt. Such intercepts may include material below cut-off but no more than 5 sequential meters of such material and except where the average drops below the cut-off. Selvage is only included where its average grade exceeds 0.5/t. Using the same criteria for included sub-grade, supplementary cut-offs of 2.5g/t , 5.0g/t and 10g/t are used to highlight higher grade zones and spikes. Single assays intervals are reported only where >5.0g/t and >=1m down hole. No high grade cut is applied.

• Drill core was cut with a diamond saw and half-core samples were taken for assaying, generally over one metre intervals. The samples were bagged and delivered to the Company's on-site sample preparation facility in the same secured compound. The core samples were then crushed to minus 2 mm and riffle split with half the sample pulverised to 90% passing 75 microns. Approximately 150 g of pulverised sample was bagged for shipment to the selected analytical laboratory. The remaining half core and coarse crushed material and a 200 g reference pulp sample were all archived in an adjacent locked storage shed.

• Analyses of the samples were undertaken by an ALS laboratory (independent of the Company) in Brisbane, Australia (ALS_BNE). The Company's QA/QC procedures include the insertion of approximately 15% commercially produced analytical standards, crushed and pulverized duplicates and blanks in each sample batch.

• The gold assay method is either Fire Assay with a 0.01g/t Au detection limit (ALS_BNE). Samples, with a reported below detection grade, are assigned a grade of half the detection limit. Duplicates, inserted for QC purposes, are not averaged. Where reported, Ag grade is its weighted average over the same interval as that defined by the Au intercept.

• In core holes, intercept grades are calculated using sample grades weighted by sampled length divided by interval length. This results in any included core loss being assigned zero grade. The average grade over the length of hole sampled is shown as a ranking guide and is calculated without any cut-off applied.

• The information provided in this report/statement/release constitutes Mineral Exploration Results as defined in JORC code, Clause 16. It is inappropriate to use such information for deriving estimates of tonnage and grade without fully taking into account its complete relational context.